MS STRUCTURED ASSET CORP.

May 26, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Rolaine Bancroft
Staff Attorney

Re:	MS Structured Asset Corp. Post-Effective Amendment No. 7 to Registration Statement on Form S-3 Filed May 26, 2006 File No. 333-101155

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, MS Structured Asset Corp., a Delaware corporation, as registrant of the above-mentioned Registration Statement, and Morgan Stanley & Co. Incorporated, as principal underwriter, hereby request that Post-Effective Amendment No. 7 to the foregoing Registration Statement on Form S-3, as filed with the Commission on May 26, 2006, be declared effective Wednesday, May 31, 2006 or as soon thereafter as practicable.

Very truly yours,

MS STRUCTURED ASSET CORP.

By: /s/ Matthew Zola

Matthew Zola

Director, President, Chief Executive Officer

MORGAN STANLEY & CO. INCORPORATED

By: /s/ Madhu Philips

Madhu Philips

Authorized Signatory